Exhibit 23.1

Board of Directors and Shareholders of

Reitar Logtech Holdings Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated November 8, 2023 in the Draft Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-          ) with respect to the consolidated balance sheets of Reitar Logtech Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2022 and 2023, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
November 8, 2023	Certified Public Accountants
PCAOB ID No.1171